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                                                                       EXHIBIT 2

                              STEVEN CASH NICKERSON
                               MUCHOCODE.COM, INC.
                        3717 MT. DIABLO BLVD., SUITE 100
                               LAFAYETTE, CA 94549



July 27, 1999

Kevin Costello
CEO and President
Team America Corporation
110 East Wilson Bridge Road
Worthington, Ohio

Dear Kevin,

I am a member of a group of investors that would like to purchase the stock of Team America Corporation. We are prepared to offer a substantial premium to the current public stock price which today opened at 3-5/8.

PRICE. Our offer, subject to the execution of a definitive purchase agreement and the confirmation of acceptable financing, is for $25 million (twenty-five million dollars) or approximately $6 (six dollars) per outstanding share. It is currently anticipated that shareholders would have a choice of cash or a combination of cash and shares in Muchocode.com, a young Internet company. Shareholders will be provided with substantial information about MuchoCode.com and its business plan so that they can make a properly informed decision.

TIMING. The offer will remain open for 30 days (thirty days) which should allow plenty of time for the announcement of second quarter earnings and any other material information to be disclosed. From the time of acceptance of the offer, anticipate needing approximately 60 days (sixty days) to close the transaction, subject to appropriate SEC approvals and timing associated therewith.

MANAGEMENT. The offer is contingent on MuchoCode.com reaching an acceptable arrangement with you to remain as CEO of Team America Corporation. At the time, the investment group has no interest in a non-consensual transaction, and everyone believes that your continued leadership of the PEO division is critical to its success.

STRUCTURE. The exact form and structure of the transaction will be subject to tax considerations, which are under review, but it is currently anticipated that the company will be a subsidiary of MuchoCode.com and retain a separate identity.

DUE DILIGENCE. Operational due diligence is expected to be efficient as the investors understand the issues affecting PEO's and should not last more than 30 days (thirty days). Our financing sources will need to be comfortable with projected EBITDA and risk management.



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I am filing simultaneous herewith an amended 13D with the SEC which indicates that my intent has changed from investment intent to an intention consistent with this action. I am filing a copy of this letter with the amendment to assure proper disclosure. I am also recusing myself as a board member or officer from any consideration with respect to the sale of the company. In the event that company counsel has any questions or concerns would you please ask that they contact Craig Culbertson at Jenner & Block in Chicago at (312) 222-9350. Questions regarding the offer otherwise should be addressed to me. We look forward to hearing from you.

Best Regards,


/s/ S. Cash Nickerson
---------------------
S. Cash Nickerson









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